Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces 2008 Availability and Timing of

Annual General Meeting of Shareholders Webcast

BILTHOVEN, the Netherlands, May 15, 2008 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) will hold its 2008 Annual General Meeting of Shareholders at the Hotel Hilton Royal Parc, Nassau Paviljoen, Van Weerden Poelmanweg 4-6, Soestduinen, the Netherlands, on Wednesday, May 21, 2008, commencing at 14:00 CET (8:00 a.m. ET).

A live webcast of the meeting will be available on the ASM International web site at www.asm.com. The webcast will be available in both Dutch and English. A replay of the proceedings will be available for a period of two weeks following the meeting date.

There will be no telephone conference feature for the annual meeting.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Contacts: Lies Rijnveld, +31 30 229 8506 or Mary Jo Dieckhaus, +1 212 986 2900